July 7, 2011
VIA EDGAR AND FACSIMILE
Mr. Jeff Jaramillo
Accounting Branch Chief
Division of Corporation Finance Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	JA Solar Holdings Co., Ltd. (the “Company”) Form 20-F for Fiscal Year Ended December, 31, 2010 (“Form 20-F”) Filed on April 26, 2011 Amended on May 25, 2011 and June 15, 2011 File No. 001-33290
Dear Mr. Jaramillo:
This letter sets forth the Company’s responses to the comments contained in the letter dated June 23, 2011 from the staff (the “Staff”) of the Securities and Exchange Commission (the "Commission”) with respect to the Company’s Form 20-F filed on April 26, 2011 and its Amendment No. 2 filed on June 15, 2011. The Staff’s comments are repeated below and followed by the Company’s responses.
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Form 20-F for the Year Ended December 31, 2010
Item 5. Operating and Financial Review and Prospects, page 44
B. Liquidity and Capital Resources, page 62
1.	We see your disclosure herein that you entered into a Financial Partnership Agreement with the Shanghai branch of the China Development Bank through which they will provide you with up to RMB 30 billion of credit facilities and financing to support your long-term growth and corporate development plans. Please revise future filings, including the notes to your financial statements, to discuss the significant terms of your Financial Partnership Agreement.

JA SOLAR HOLDINGS CO., LTD.	No.36, Jiang Chang San Road, Zhabei,	Tel: +86(21)6095 5999 / 6095 5888
	Shanghai, China, 200436	Fax: +86(21)6095 5959 / 6095 5858
www.jasolar.com

JA Solar Holdings Co., Ltd. July 7, 2011 Page 2
In response to the Staff’s comment, the Company proposes to include the following additional disclosure about significant terms of Financial Partnership Agreement in the Liquidity and Capital Resources section and the notes to the financial statements in its future Form 20-F filings:
The Financial Partnership Agreement dated September 3, 2010 between JA Solar and China Development Bank Shanghai Branch (“CDB”) is a commercial framework agreement, pursuant to which CDB agrees to provide up to RMB 30 billion of credit facilities to JA Solar from 2010 to 2015 to support JA Solar’s capital needs under its long-term growth and corporate development plans. As a result of the Financial Partnership Agreement, the Company is qualified to have an expedited approval process for individual credit agreements. Detailed terms including interest rate and covenants of each such credit facility will be determined by CDB in accordance with its risk management and operational guidelines, and set forth in individual credit agreements between CDB and the Company.
Financial Statements, page F-1
Notes to Consolidated Financial Statements, page F-10
Note 2. Summary of Significant Accounting Policies, page F-11
o) Revenue Recognition, page F-14
2.	We see section (i) herein discusses various shipping methods utilized by the company, including EXW, CIF destination point and FOB shipping point. For each method referenced, please clarify the terms of the sale for us, including how the shipping method impacts the recognition of revenue; also, tell us why your revenue recognized under each shipment method was consistent with the revenue recognition guidance at SAB 104 and expand your future disclosures to clearly indicate how revenue is recognized for each shipping method disclosed.
The Company respectfully advises the Staff that revenue is recognized when the four criteria in SAB 104 are met, that is (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed and determinable; and (4) collectability is reasonably assured. Delivery of the product has occurred when title and risk / rewards of ownership have passed to the customer. When considering each shipping method, assuming other revenue recognition criteria are satisfied, the timing of when delivery has occurred is as follows:
1) For EXW terms, the contract specifies that the risks are assumed by the customer when the customer picks up the goods from the Company’s warehouse, at which time revenue is recognized.

JA SOLAR HOLDINGS CO., LTD.	No.36, Jiang Chang San Road, Zhabei,	Tel: +86(21)6095 5999 / 6095 5888
	Shanghai, China, 200436	Fax: +86(21)6095 5959 / 6095 5858
www.jasolar.com

JA Solar Holdings Co., Ltd. July 7, 2011 Page 3
2) For FOB shipping point terms, the contract specifies that the customer takes title to the goods and is responsible for all risks and rewards of ownership once products are over shipping rail at the named loading port from the Company’s premises, at which time revenue is recognized.
3) For CIF terms, the Company pays the costs of insurance and freight necessary to bring the goods to the named port of destination, but the title to and risk / rewards of ownership of the goods is passed to the buyer according to each of the contract term, which is defined in each contract. The point of delivery could be at the port of shipping, or it could also be when the goods arrive at the named port of destination. When title to the goods transfers at the port of shipping, the beneficiary of the insurance is the buyer and the Company has no obligations to the buyer if goods are damaged during shipping. Revenue is therefore, recognized when the title to and risk / rewards of ownership of the goods is passed to the buyer which is at port of shipping or port of destination, depending on the terms of the contract.
In response to the Staff’s comment, the Company will indicate how revenue is recognized for each shipping method disclosed in its future Form 20-F filings.
Note 5. Notes and Accounts Receivable, page F-20
3.	We note that your accounts receivable increased significantly as of December 31, 2010 as compared to December 31, 2009 and we noted your discussion on page 63 that this increase relates to the increased sales of solar modules which generally requires provision of credit terms. Please revise your footnote disclosure to more fully explain the credit terms that are extended to customers.
In response to the Staff’s comment, the Company proposes to include the following additional footnote disclosure regarding credit terms that are extended to customers in its future Form 20-F filings:
The Company assesses creditworthiness of customers before granting any credit terms. This assessment is primarily based on reviewing of customer’s financial statements and historical collection records, discussion with customers’ senior management, and reviewing of information provided by third parties, such as Dun & Bradstreet and the insurance company that ultimately insures the Company against customer credit default. In 2010, for sales of solar cells, the Company provided credit terms of up to 30 days to customers with good credit-worthiness as determined by the Company’s credit assessment. For sales of solar modules, which generally require a longer credit terms according to industry practice, credit terms of up to 60 days were granted to customers with good credit-worthiness.
Note 14. Senior Convertible Notes, page F-27

JA SOLAR HOLDINGS CO., LTD.	No.36, Jiang Chang San Road, Zhabei,	Tel: +86(21)6095 5999 / 6095 5888
	Shanghai, China, 200436	Fax: +86(21)6095 5959 / 6095 5858
www.jasolar.com

JA Solar Holdings Co., Ltd. July 7, 2011 Page 4
ADS Lending Agreement, page F-28
4.	We see that one of the ADS borrowers filed for bankruptcy in September 2008. Please tell us how you are accounting for the 6,562,760 shares that were issued to the party that filed for bankruptcy. Please provide references to the authoritative US GAAP considered when determining the appropriate accounting.
The Company applied the guidance in FASB ASC 470-20-25-20A, FASB ASC 470-20-30-26A and FASB ASC 470-20-35-11A when determining the appropriate accounting for the share lending arrangement. Concurrent with the offering and sale of the Senior Convertible Notes on May 12, 2008, the Company entered into a share lending arrangement with Lehman Brothers International (Europe) (“LBIE”) and another financial institution, pursuant to which the Company loaned 6,562,760 shares to each of them. At the date of issuance on May 12, 2008, the fair value of this share-lending arrangement of RMB 230,729,000 was recognized as an issuance cost of the Senior Convertible Notes, with an offset to additional paid-in capital. In accordance with FASB ASC 835-30-45-3 and FASB ASC 835-30-35-2, issuance costs are deferred on the balance sheet and amortized over the life of the Senior Convertible Notes. On September 15, 2008 when LBIE filed for bankruptcy, the Company recognized an expense of RMB 469,042,000 which equalled to the then fair value of the 6,562,760 shares lent to LBIE, net of the fair value of probable recoveries, with an offset to additional paid-in capital. Probable recoveries were estimated to be nil at the time. The Company continues to consider that recovery is not probable and has not recognized any amount of probable recoveries in earnings. In addition, the Company began to reflect the 6,562,760 shares lent to LBIE as issued and outstanding starting on September 15, 2008 for the purpose of computing and reporting the Company’s basic and diluted weighted average shares and earnings per share.
5.	Please revise future filings to include all of the disclosures required by FASB ASC 470-20-50 with regard to your share lending arrangement. For example, explain if cash settlement is required and disclose the reasons for entering into the arrangement.
In response to the Staff’s comment, the Company proposes the following additional footnote disclosure with regard to the share lending arrangement in its future Form 20-F filings:
In the event of default, the ADS Borrower is required to return the loaned shares to the Company. If unable to do so, at the Company’s request, the ADS Borrower shall pay cash equal to the market value of unreturned shares. The purpose of the share lending arrangement was to facilitate the investors of the Senior Convertible Notes to hedge the conversion option in such Notes.

JA SOLAR HOLDINGS CO., LTD.	No.36, Jiang Chang San Road, Zhabei,	Tel: +86(21)6095 5999 / 6095 5888
	Shanghai, China, 200436	Fax: +86(21)6095 5959 / 6095 5858
www.jasolar.com

JA Solar Holdings Co., Ltd. July 7, 2011 Page 5
Form 20-F/A for Fiscal Year Ended December 31, 2010 filed June 15, 2011
Item 19. Exhibits
6.	Please resolve outstanding comments on your request for confidential treatment for certain portions of Exhibits 4.3 to 4.5. We note the comments that were issued on June 21, 2011.
The Company confirms that it will respond to the Staff’s comments regarding confidential treatment for certain portions of Exhibit 4.3 to Exhibit 4.5 in a separate letter on the date hereof.
7.	We note that you did not furnish the certifications required by Rules 13a-14(a) and 15d-14(a) of the Exchange Act with your Form 20-F/A filed on June 15, 2011. Please amend to include the required certifications. Refer to Question 161.01 of our Compliance and Disclosure Interpretations on Exchange Act Rules, available at http://www.sec.gov/divisions/corpfin/guidance/exchangeactrules-interps.htm.
In response to the Staff’s comment, the Company is furnishing the certifications required by Rules 13a-14(a) and 15d-14(a) of the Exchange Act in its Amendment No.3 to the Form 20-F filed on the date hereof.
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The Company hereby acknowledges that
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

JA SOLAR HOLDINGS CO., LTD.	No.36, Jiang Chang San Road, Zhabei,	Tel: +86(21)6095 5999 / 6095 5888
	Shanghai, China, 200436	Fax: +86(21)6095 5959 / 6095 5858
www.jasolar.com

JA Solar Holdings Co., Ltd. July 7, 2011 Page 6
If you have any additional questions or comments regarding the Form 20-F and its amendments, please contact the undersigned at (86) 21-6095-5891 (phone) or (86) 21-6095-5727 (fax). Thank you very much.

Very truly yours,
/s/ Anthea Chung
Anthea Chung
Chief Financial Officer

Enclosures

cc:	Peter Huang, Skadden, Arps, Slate, Meagher & Flom, LLP Alison Wong, Esmond Kwan, PricewaterhouseCoopers Zhong Tian CPAs Limited Company

JA SOLAR HOLDINGS CO., LTD.	No.36, Jiang Chang San Road, Zhabei,	Tel: +86(21)6095 5999 / 6095 5888
	Shanghai, China, 200436	Fax: +86(21)6095 5959 / 6095 5858
www.jasolar.com